Exhibit 99.1

Global Mofy CEO Invited by NVIDIA China to Engage with Industry Leaders at SIGGRAPH 2024

Beijing, July 31, 2024 – Global Mofy Metaverse Limited (the “Company” or “Global Mofy”) (Nasdaq: GMM), a generative AI-driven technology solutions provider engaged in virtual content production and the development of 3D digital assets for use in the broader digital content industry, today announced that CEO Mr. Haogang Yang, invited by NVIDIA China, concluded his participation at SIGGRAPH 2024 in Denver, Colorado. This prominent event, supported by NVIDIA, offered Mr. Yang the invaluable opportunity to engage with key industry leaders, delve into the latest advancements in generative AI and computer graphics, and explore the future direction of the digital content industry.

During SIGGRAPH 2024, Mr. Yang attended keynote presentations by NVIDIA CEO Jensen Huang and Meta CEO Mark Zuckerberg and participated in specialized sessions, including NVIDIA OpenUSD Day and Generative AI Day. Jensen Huang highlighted the transformative potential of AI and simulation technologies, describing them as the cornerstone of a new industrial revolution. He emphasized the pivotal role of generative AI in creating virtual worlds, offering revolutionary applications across industries, most notably digital content creation. Huang also explained that these technologies, facilitated by platforms like NVIDIA Omniverse, will amplify human productivity and creativity on an extensive scale.

At SIGGRAPH 2024, NVIDIA announced significant advancements in Universal Scene Description (OpenUSD) and introduced a new suite of NVIDIA NIM™ microservices, designed to enhance generative AI capabilities across various industries. Global Mofy’s Gausspeed platform, developed in alignment with NVIDIA’s Omniverse systems and built around the OpenUSD standard, exemplifies this transformative potential. By leveraging NVIDIA Omniverse, Gausspeed effortlessly integrates advanced generative AI capabilities with standardized creation processes for videos and 3D digital assets. This integration facilitates the development of high-fidelity digital assets, videos, and immersive scenes that are both scalable and interoperable. Such technology is crucial for crafting dynamic content and immersive experiences that major global brands can utilize, underscoring Global Mofy’s commitment to innovation in digital content creation.

“Being at SIGGRAPH 2024 and witnessing the latest technological advancements in generative AI and computer graphics has been truly inspiring,” said Haogang Yang, CEO of Global Mofy. “We were thrilled to see the innovative potential of NVIDIA Omniverse and the new NIM microservices. The experience of sharing in these advancements not only promotes our commitment to pioneering innovation but also enhances our capability to integrate these technologies into our Gausspeed generative AI platform. We also proudly shared Gausspeed with our industry partners and were encouraged by the significant interest and positive feedback it received. This reinforces our dedication to leading the market in digital content creation and pushing the boundaries of what’s possible. We are excited to build on the knowledge and connections gained over the past few days to drive our innovation efforts forward, ultimately achieving growth and delivering exceptional value to our shareholders.”

About Global Mofy Metaverse Limited

Global Mofy Metaverse Limited (Nasdaq: GMM) is an AI-technology driven technology solutions provider engaged in virtual content production, and the development of digital assets for the digital content industry. Utilizing its proprietary “Mofy Lab” technology platform, which consists of interactive 3D and artificial intelligence (“AI”) technology, the Company creates high-definition virtual versions of a wide range of physical world objects in 3D ranging from characters, objects to scenes and more. The digital assets can be used in different applications, including movies, TV series, AR/VR, animation, advertising, gaming, and more. Global Mofy Metaverse is one of the leading digital asset banks in China, which consists of more than 100,000 high-precision 3D digital assets. For more information, please visit www.globalmofy.cn/ or ir.globalmofy.cn.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company’s statements regarding the expected trading of its Ordinary Shares on the Nasdaq Capital Market and the closing of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Global Mofy Metaverse Ltd. Investor Relations Department ir@mof-vfx.com	Global IR Partners David Pasquale GMM@globalirpartners.com